UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment no.1)*

                                  TULARIK INC.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    899165104
                                 (CUSIP Number)

                                  Ralph Stadler
                            BZ Group Holding Limited
                                  Egglirain 24
                             8832 Wilen, Switzerland
                                 (41)(1)7866666
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 5, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 899165014

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         BZ Group Holding Limited

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)      [ ]

         (b)      [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         800,000

8.       SHARED VOTING POWER

         11,358,238

9.       SOLE DISPOSITIVE POWER

         800,000

10.      SHARED DISPOSITIVE POWER

         11,358,238

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,158,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

CUSIP No. 899165104

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Spezialitaten Vision AG

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)      [ ]
                   -
         (b)      [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         0

8.       SHARED VOTING POWER

         1,200,000

9.       SOLE DISPOSITIVE POWER

         0

10.      SHARED DISPOSITIVE POWER

         1,200,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,200,000

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

CUSIP No. 899165104

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Pharma Vision AG

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)      [ ]
                   -
         (b)      [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         0

8.       SHARED VOTING POWER

         10,158,238

9.       SOLE DISPOSITIVE POWER

         0

10.      SHARED DISPOSITIVE POWER

         10,158,238

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,158,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

         The Statement on Schedule 13D of Pharma Vision 2000 AG and BZ Group Holding Limited, dated December 15, 1999, relating to the Common Stock, par value $0.001 per share, of Tularik Inc., a Delaware corporation, is hereby amended and restated as set forth in this Amendment No. 1. Responses to each item below may be incorporated by reference into each other item, as applicable.

Item 1.  Security and Issuer.

         This statement relates to the shares of common stock, par value $0.001 (the "Shares"), of Tularik Inc. (the "Issuer"). The address of the Issuer's principal executive offices is Two Corporate Drive, South San Francisco, California 94080.

Item 2.  Identity and Background.

         (a)-(c), (f) This statement is being filed jointly on behalf of (1) BZ Group Holding Limited, a Swiss corporation ("BZ Holding"); (2) Spezialitaten Vision AG, a Swiss corporation ("Spezialitaten Vision"); and (3) Pharma Vision AG, a Swiss corporation ("Pharma Vision", and together with BZ Holding and Spezialitaten Vision, the "Reporting Persons"). BZ Holding owns fifty-six percent of the voting stock of Spezialitaten Vision and fifty-one percent of the voting stock of Pharma Vision.

         The principal business address of BZ Holding and Spezialitaten Vision is Egglirain 24, 8832 Wilen, Switzerland. The principal business address of Pharma Vision is Spielhof 3, 8750 Glarus, Switzerland.

         The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each executive officer and director of the Reporting Persons is set forth in Schedule A and incorporated herein by reference.

         (d)-(e) During the past five (5) years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         All of the funds used by each of BZ Holding, Spezialitaten Vision and Pharma Vision to acquire the Shares it owns directly came from funds available to each for investments. BZ Group paid an aggregate amount of $23,234,800 in acquiring the Shares it owns directly. Spezialitaten Vision AG paid an aggregate amount of $34,714,750 in acquiring the Shares it owns directly. Pharma Vision acquired the Shares it owns directly as follows:

                  1) On October 11, 1996, Pharma Vision purchased 3,280,000 shares of Series F Convertible Preferred Stock of the Issuer at a price of $10.00 per share. The Series F Convertible Preferred Stock were automatically converted into 3,280,000 Shares in connection with the Issuer's initial public offering (the "IPO").

                  2) On December 15, 1997, Pharma Vision purchased 5,000,000 shares of Series G Convertible Preferred Stock of the Issuer at a price of $10.25 per share. The Series G Convertible Preferred Stock were automatically converted into 5,000,000 Shares in connection with the IPO.

                  3) On December 9, 1999, Pharma Vision purchased 1,878,238 Shares at a price of $14 per share in a direct offering from the Issuer concurrently with the IPO.

Item 4.  Purpose of Transaction.

         Each of BZ Holding, Spezialitaten Vision and Pharma Vision acquired and continues to hold the Shares reported herein for investment purposes. None of BZ Holding, Spezialitaten Vision or Pharma Vision has any plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of January 5, 2001, (1) BZ Holding is the direct beneficial owner of 800,000 Shares, or 1.7% of the Shares outstanding; (2) Spezialitaten Vision is the direct beneficial owner of 1,200,000 Shares, or 2.5% of the Shares outstanding; and Pharma Vision is the direct beneficial owner of 10,158,238 Shares, or 21.2% of the Shares outstanding. As a result of BZ Holding's relationship with Pharma Vision and Spezialitaten Vision, BZ Holding beneficially owns an aggregate of 12,158,238 Shares, representing 25.4% of the Shares outstanding.

         (b) Except as described herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, beneficially owns any Shares.

         (c) The following is a list of transactions effected since the date sixty days prior to January 5, 2001. All such transactions were purchases and were effected in the open market on the Nasdaq Stock Exchange:

         Purchases by BZ Holding:

   Date of Purchase       Price Per Share ($)     Number of Shares       Total Amount Paid
                                                      Purchased         for the Shares ($)
       12/06/00                   29.04                 100,000              2,904,350
       12/07/00                   28.29                 200,000              5,658,475
       12/08/00                   28.54                 100,000              2,854,275
       01/05/01                   29.54                 400,000             11,817,700

         Purchases by Spezialitaten Vision:

   Date of Purchase       Price Per Share ($)     Number of Shares       Total Amount Paid
                                                      Purchased         for the Shares ($)
       12/05/00                   29.79                  56,900              1,695,314
       12/20/00                   26.88                 181,200              4,870,703
       12/20/00                   26.84                  18,800                504,596
       12/22/00                   26.55                  67,500              1,792,109
       01/04/01                   29.67                 132,500              3,931,864



         Except as described above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, has effected any transactions in the Shares since the date sixty days prior to January 5, 2001.

         (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, has any contract, arrangement, understanding or relationship with any other person regarding the Shares, including but not limited to transfer or voting of any of such Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, except that under the Issuer's 1997 Non-employee Directors' Stock Option Plan, Peter J. Sjostrand has an option to purchase 57,000 Shares, and under the Issuer's 1997 Equity Incentive Plan, David V. Goeddel has an option to purchase 241,666 Shares.

Item 7.  Materials to be Filed as Exhibits.

        Exhibit 1 Joint Filing Agreement dated as of February 8, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 8, 2001

                                            BZ GROUP HOLDING LIMITED



                                            /s/ Kurt Schiltknecht
                                            -----------------------
                                            Name:  Kurt Schiltknecht
                                            Title: Director







                                            SPEZIALITATEN VISION AG

                                            /s/ Kurt Schiltknecht
                                            -----------------------
                                            Name:  Kurt Schiltknecht
                                            Title: Director







                                            PHARMA VISION AG




                                            /s/ Kurt Schiltknecht
                                            -----------------------
                                            Name:  Kurt Schiltknecht
                                            Title: Managing Director

                                   Schedule A

Set forth below are the names and positions of all of the directors and executive officers of BZ Group Holding Limited, Spezialitaten Vision and Pharma Vision AG, the principal occupation or employment of such person and the name, principal business and address of any corporation or other organization in which such employment is conducted.

BZ Holding
Executive Officers and Members of the Board of Directors
--------------------------------------------------------

Name                         Business Address                     Principal Occupation       Citizenship

Martin Ebner                 BZ Group Holding Limited             Chairman of the Board      Switzerland
                             Egglirain 24
                             8832 Wilen
                             Switzerland

Kurt Schiltknecht            BZ Group Holding Limited             Member of the Board        Switzerland
                             Egglirain 24
                             8832 Wilen
                             Switzerland

Johan Bjorkman               BZ Group Holding Limited             Member of the Board        Sweden
                             Egglirain 24
                             8832 Wilen
                             Switzerland


SPEZIALITATEN VISION
Executive Officers and Members of the Board of Directors
--------------------------------------------------------

Name                         Business Address                     Principal Occupation       Citizenship
Martin Ebner                 Spezialitaten Vision AG              Chairman of the Board      Switzerland
                             Egglirain 24
                             8832 Wilen
                             Switzerland

Johan Bjorkman               Spezialitaten Vision AG              Member of the Board        Sweden
                             Egglirain 24
                             8832 Wilen
                             Switzerland

Peter Matter                 Spezialitaten Vision AG              Member of the Board        Switzerland
                             Egglirain 24
                             8832 Wilen
                             Switzerland


PHARMA VISION
Executive Officers and Members of the Board of Directors
--------------------------------------------------------

Name                         Business Address                     Principal Occupation       Citizenship
Martin Ebner                 Pharma Vision AG                     Chairman of the Board      Switzerland
                             Spielhof 3
                             8750 Glarus
                             Switzerland

Peter Sjostrand              Pharma Vision AG                     Member of the Board        Sweden
                             Spielhof 3
                             8750 Glarus
                             Switzerland

David V. Goeddel             Pharma Vision AG                     Member of the Board        United States
                             Spielhof 3
                             8750 Glarus
                             Switzerland

Exhibit  Description
Number
----------------------------------------------------------------



1. Joint Filing Agreement dated as of February  8, 2001.